Exhibit 99.7

Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release

Rio Tinto completes second tranche of its investment in Ivanhoe Mines
28 October 2009
Rio Tinto confirmed today it has completed the second tranche of its private placement investment in Ivanhoe Mines Ltd, increasing its ownership by 9.8 per cent to 19.7 per cent of Ivanhoe’s common shares. The second tranche consists of 46,304,473 common shares at a subscription price of US$8.38 per share for a total consideration of US$388,031,483.74.
If Rio Tinto were to exercise and convert all of its remaining warrants and securities of Ivanhoe, it would own approximately 257,931,578 common shares of Ivanhoe representing 43.1 per cent of Ivanhoe’s common shares.
Rio Tinto has no present intention of acquiring other securities of Ivanhoe, except as regards its right to acquire additional securities so as to maintain its proportional equity interest in the future, or of disposing of any of the securities of Ivanhoe which it holds. Depending upon its evaluation of Ivanhoe’s business, prospects and financial condition, the market for Ivanhoe’s securities, general economic and tax conditions and other factors, Rio Tinto may acquire additional securities of Ivanhoe or sell some or all of the securities it holds.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Cont.../

Continues	Page 2 of 2

For further information, please contact:

Media Relations, London	Media Relations, Australia
Nick Cobban	Tony Shaffer
Office: +44 (0) 20 7781 1138	Office: +61 (0) 3 9283 3612
Mobile: +44 (0) 7920 041 003	Mobile: +1 202 256 3667
Christina Mills
Office: +44 (0) 20 7781 1154
Mobile: +44 (0) 7825 275 605

Media Relations, Americas	Media Relations, Canada
Tony Shaffer	Stefano Bertolli
Office: +61 (0) 3 9283 3612	Office: +1 (0) 514 848 8151
Mobile: +1 202 256 3667	Mobile: +1 (0) 514 945 1800

Investor Relations, London	Investor Relations, Australia
Mark Shannon	Dave Skinner
Office: +44 (0) 20 7781 1178	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 576597	Mobile: +61 (0) 408 335 309
David Ovington	Simon Ellinor
Office: +44 (0) 20 7781 2051	Office: +61 (0) 7 3361 4365
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 439 102 811

Investor Relations, North America
Jason Combes
Office: +1 (0) 801 204 2919
Mobile: +1 (0) 801 558 2645

Email: questions@riotinto.com

Website: www.riotinto.com
High resolution photographs and media pack available at:
http://www.riotinto.com/media/press_kit.asp